Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Downey Financial Corp.:

We consent to the incorporation by reference in the registration statements (No. 333-30483) on Form S-8 and (No. 333-50416 and No. 333-79835) on Form S-3 of Downey Financial Corp. of our reports dated March 1, 2005, with respect to the consolidated balance sheets of Downey Financial Corp. and subsidiares as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of Downey Financial Corp.

/s/ KPMG LLP

Los Angeles, California
March 1, 2005

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